SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

RETALIX LTD.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M8215W109
(CUSIP Number)

Avinoam Naor
1 Hashikma
P.O. Box 8
Savyon, Israel 56530
Telephone: +972-3-737-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Boaz Dotan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Eli Gelman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Nehemia Lemelbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Avinoam Naor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Mario Segal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 125,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,125,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS M.R.S.G. (1999) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes (i) 125,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,125,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on September 10, 2009 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 23, 2009 (“Amendment No. 1”), relates to the ordinary shares, par value NIS 1.00 per share (“Ordinary Shares”) of Retalix Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 10 Zarhin Street, Ra’anana 43000, Israel. All capitalized terms used herein and not otherwise defined shall have the meaning assigned thereto in the Statement. Except as amended and supplemented hereby, all information set forth in the various Items of the Statement, as amended by Amendment No. 1, are incorporated by reference in the corresponding Items of this Amendment No. 2.

This Amendment No. 2 is being filed by the Reporting Persons in order to report the entry by the Reporting Persons into a voting and support agreement, dated as of November 28, 2012, by and among the Reporting Persons, NCR Corporation (“NCR”), Moon S.P.V. (Subsidiary) Ltd. (“Merger Sub”) and Ronex (the “Voting Agreement”), with respect to all Ordinary Shares that are held by, or that may be acquired after execution of the Voting Agreement by, the Reporting Persons, including upon exercise of the Warrants held by the Reporting Persons (collectively, the “Subject Shares”), as described under Item 6.

The information set forth in Item 1 of the Statement, as amended and supplemented by the information in Item 1 of Amendment No. 1, is incorporated by reference in this Item 1.

Item 2. Identity and Background.

The information set forth in Item 2 of each of (i) the Statement and (ii) Amendment No. 1 is incorporated by reference in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

No direct funds were paid to or by the Reporting Persons in connection with their entry into the Voting Agreement.  Instead, the benefit reaped by the Reporting Persons as shareholders of the Issuer who will be entitled to receive the Merger Consideration and the Warrant Consideration (each, as defined in Item 6 below) from NCR upon the consummation of the Merger (as defined in Item 6 below) served as the consideration and the inducement for which the Reporting Persons were willing to enter into the Voting Agreement and thereby subject their power to vote and dispose of the Subject Shares to the provisions of the Voting Agreement.

Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement (as defined in Item 6 below), upon (and subject to) consummation of the Merger (as defined in Item 6 below), in favor of which the Reporting Persons have agreed to vote under the Voting Agreement, all of the Ordinary Shares and Warrants held by the Reporting Persons will be cancelled, and the Reporting Persons will be entitled to receive in respect thereof the Merger Consideration and Warrant Consideration (each, as defined in Item 6 below), respectively. Upon the consummation of the Merger, the Issuer will be a wholly owned subsidiary of NCR, and the Ordinary Shares will be (i) de-listed from both the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.  Other than as described immediately above, the Reporting Persons are unaware of any of the following additional actions that may be taken with respect to the Issuer or the Ordinary Shares (as appropriate): a further extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s Articles of Association; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 24,759,430 outstanding Ordinary Shares of the Issuer as of December 9, 2012 (based on information contained in the Issuer’s Proxy Statement, appended as Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on December 10, 2012).

    (a)        (i)     Boaz Dotan may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by Mr. Dotan (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement, and (C) NCR and Merger Sub under the Voting Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Dotan (with respect to which he may be deemed to share voting and dispositive power with NCR and Merger Sub under the Voting Agreement) and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Dotan does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Dotan disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (ii)        Eli Gelman may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 603,167 Ordinary Shares are actually held by Mr. Gelman (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement and (C) NCR and Merger Sub under the Voting Agreement); (x) 4,200,733 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Gelman (with respect to which he may be deemed to share voting and dispositive power with NCR and Merger Sub under the Voting Agreement) and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Gelman does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Gelman disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (iii)       Nehemia Lemelbaum may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Lemelbaum (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement and (C) NCR and Merger Sub under the Voting Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Lemelbaum (with respect to which he may be deemed to share voting and dispositive power with NCR and Merger Sub under the Voting Agreement) and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Lemelbaum does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Lemelbaum disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (iv)       Avinoam Naor may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Naor (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement and (C) NCR and Merger Sub under the Voting Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Naor (with respect to which he may be deemed to share voting and dispositive power with NCR and Merger Sub under the Voting Agreement) and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Naor does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Naor disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (v)        Mario Segal may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 525,092 Ordinary Shares are held by Mr. Segal in trust for Netta Segal (who does not share voting or dispositive power concerning such shares) and an additional 525,092 Ordinary Shares are held by M.R.S.G. (1999) Ltd., a company that is wholly owned by Mr. Segal (Mr. Segal may be deemed to share voting and dispositive power with respect to all such shares with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement, and (C) NCR and Merger Sub under the Voting Agreement, and furthermore shares voting and dispositive power with respect to the shares held by M.R.S.G. (1999) Ltd. with M.R.S.G. (1999) Ltd. itself); (x) 3,753,717 Ordinary Shares are held by the other (other than M.R.S.G. (1999) Ltd.) Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 125,000 Ordinary Shares are issuable under Warrants held by Mr. Segal in trust for Netta Segal (who does not share voting or dispositive power concerning such shares) (voting and dispositive power with respect to such shares may be deemed to be shared with NCR and Merger Sub under the Voting Agreement), 125,000 Ordinary Shares are issuable under Warrants held by M.R.S.G. (1999) Ltd., and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by all other Reporting Persons (other than M.R.S.G. (1999) Ltd.), in the aggregate (with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Segal does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Segal disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him or by M.R.S.G. (1999) Ltd.

    (vi)       M.R.S.G. (1999) Ltd. may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (w) 525,092 Ordinary Shares are directly held by it (but for which it may be deemed to share voting and dispositive power with (A) Mr. Mario Segal, its sole shareholder, (B) the other Reporting Persons due to the Oral Understandings, (C) Ronex under the Shareholders Agreement and (D) NCR and Merger Sub under the Voting Agreement); (x) 4,278,808 Ordinary Shares are held by the other Reporting Persons (with whom it shares voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which it may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 125,000 Ordinary Shares are issuable under Warrants held by M.R.S.G. (1999) Ltd. (with respect to which it may be deemed to share voting and dispositive power with NCR and Merger Sub under the Voting Agreement) and an additional 1,125,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (with respect to which it may be deemed to share voting and dispositive power due to the Oral Understandings). M.R.S.G. (1999) Ltd. does not possess sole power to vote and dispose of any such Ordinary Shares. M.R.S.G. (1999) Ltd. disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by it.

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment No. 2.

    (b)        The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

    (c)        Other than the Reporting Persons’ subjecting the Subject Shares to voting and dispositive restrictions in favor of NCR and Merger Sub under the Voting Agreement, which was entered into on November 28, 2012 (as described in Item 6 below), no transactions in securities of the Issuer have been effected during the last 60 days by any Reporting Person.

    (d)        Netta Segal has the right to receive dividends from, and the proceeds from the potential sale of, all of the (i) 525,092 Ordinary Shares and (ii) additional 125,000 Ordinary Shares underlying Warrants held, in each case, directly by Mario Segal.

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 28, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, NCR and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of NCR (the “Merger”).  Each outstanding Ordinary Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be cancelled and the holder thereof will be entitled to receive cash consideration of $30.00 in respect thereof (the “Merger Consideration”).  Each outstanding option or warrant to acquire one Ordinary Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions) (the “Option Consideration” and “Warrant Consideration”, respectively).  In connection with the Merger Agreement, the Reporting Persons, along with Ronex, entered into the Voting Agreement with NCR and Merger Sub in order to induce NCR to enter into the Merger Agreement and consummate the Merger.

The Voting Agreement requires the Reporting Persons to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal, (iv) against any agreement, amendment of the memorandum of association or articles of association of the Issuer that is intended or could reasonably be expected to (x) result in any of the conditions to closing set forth in the Merger Agreement not being fulfilled or satisfied on a timely basis or (y) prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement and (v) in favor of any adjournment or postponement of the Issuer’s special general meeting of shareholders at which the Merger Agreement and Merger will be presented for adoption and approval, respectively, if there are not sufficient votes for such adoption and approval on the date on which such meeting is initially held or scheduled, as applicable.

The Voting Agreement will terminate on the first to occur of: (a) in respect of each Reporting Person, the mutual written agreement of NCR, Merger Sub and such Reporting Person; (b) the termination of the Merger Agreement in accordance with its terms; (c) the effective time of the Merger; (d) either: (x) a change in recommendation by the Issuer’s Board of Directors to approve the Merger pursuant to the Merger Agreement, or (y) the Issuer’s Board of Directors’ participation in any discussions or negotiations with a third party potential acquirer, furnishing any information or data with respect to, or otherwise cooperating in any way with, assisting or participating in, or recommending or approving, any third party’s actual or potential  Acquisition Proposal, in each case where such matter is pursuant to and in full compliance with the provisions of the Merger Agreement; provided that the Voting Agreement would not terminate, but the obligations of each Reporting Person thereunder would be temporarily suspended, until the lapse of the period during which NCR has the right to exercise its “matching rights” with respect to that third party proposal; and (e) the election of a Reporting Person (with respect to that Reporting Person only) to terminate the Voting Agreement if there is any amendment, waiver or modification to or of any provision of the Merger Agreement that reduces the aggregate amount of proceeds that would be received by such Reporting Person thereunder, disproportionately as compared to the other Reporting Persons and Ronex.

The Voting Agreement contains additional customary provisions, including: (a) a prohibition upon the Reporting Persons’ disposition of the Subject Shares to third parties for so long as the Voting Agreement is in effect; (b) a prohibition upon the Reporting Persons’ solicitation of an Acquisition Proposal or making an Acquisition Proposal; (c) customary representations and warranties of the Reporting Persons; and (d) an allowance that actions taken by the Reporting Parties in their respective capacities other than as shareholders of the Issuer, including when acting as directors of the Issuer, shall not constitute a breach of the Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Shareholders Agreement, dated as of September 3, 2009, by and between the Reporting Persons, on the one hand, and Ronex Holdings, Limited Partnership, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

Exhibit 2 –Form of Registration Rights Agreement entered into by and among the Issuer and the Reporting Persons upon the closing of the Private Placement (incorporated by reference to Exhibit 5 to the Statement)

Exhibit 3 – Voting and Support Agreement, dated as of November 28, 2012, by and among the Reporting Persons, Ronex Holdings, Limited Partnership, NCR Corporation and Moon S.P.V. (Subsidiary) Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K, furnished to the SEC on November 29, 2012)

Exhibit 4 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

/s/ Boaz Dotan —————————————— Boaz Dotan

/s/ Eli Gelman —————————————— Eli Gelman

/s/ Nehemia Lemelbaum —————————————— Nehemia Lemelbaum

/s/ Avinoam Naor —————————————— Avinoam Naor

/s/ Mario Segal —————————————— Mario Segal

M.R.S.G. (1999) Ltd. By: /s/ Mario Segal —————————————— Name: Mario Segal Title: Authorized Signatory

Dated: December 13, 2012